Exhibit 99.1

Ecopetrol obtains the approval for a contingent line of credit with international banks for USD 665 million

Ecopetrol S.A. (BVC: ECOPETROL; NYSE: EC) (“Ecopetrol” or the “Company”) reports that as part of its integral debt management strategy, it will sign a contingent financing line for USD 665 million with Scotiabank (USD 430 million) and Mizuho Bank (USD 235 million).

Under this type of facility, known as a committed line of credit, Scotiabank and Mizuho Bank agree to disburse funds as and when Ecopetrol requires them, under terms and conditions previously agreed between the parties. This facility would increase the Company's indebtedness only when the disbursements are made.

The contingent line will have a two (2) year availability period for disbursements, subject to the following conditions: (i) principal amortizable upon maturity after a five-year term as from the signing date of the agreement, and (ii) an interest rate of 6-month LIBOR + 125 basis points and an annual fee of 30 basis points on principal not disbursed during the availability period.

Resources to be deployed under this contingent line may be used for general corporate purposes, among them to strengthen Ecopetrol´s liquidity position in the face of eventual growth opportunities, to mitigate risks associated to unexpected fluctuations in crude prices, as well as to reduce refinancing specific needs in the coming years, with flexibility and low financing costs.

To obtain the committed line of credit, the Company complied with all required internal and external procedures and approvals, including the corresponding Authorization Resolution by the Ministry of Finance and Public Credit**.

The conditions obtained confirm the international financial sector’s confidence in the Company.

Bogotá D.C., September 10, 2018

** This administrative act can be subject to clarifications or changes, ex officio or at request of a party, in accordance with the legal mechanism that are applicable to the effect.

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This release contains statements that may be considered forward looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. All forward-looking statements, whether made in this release or in future filings or press releases or orally, address matters that involve risks and uncertainties, including in respect of the Company’s prospects for growth and its ongoing access to capital to fund the Company’s business plan, among others. Consequently, changes in the following factors, among others, could cause actual results to differ materially from those included in the forward-looking statements: market prices of oil & gas, our exploration and production activities, market conditions, applicable regulations, the exchange rate, the Company’s competitiveness and the performance of Colombia’s economy and industry, to mention a few. We do not intend, and do not assume any obligation to update these forward-looking statements.

For further information contact:

Capital Markets Manager

Maria Catalina Escobar

Telephone: +571-234-5190

Email: investors@ecopetrol.com.co

Media Relations (Colombia)

Jorge Mauricio Tellez

Telephone: + 571-234-4329

Email: mauricio.tellez@ecopetrol.com.co